UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Charge Enterprises, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

159610104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons Arena Investors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	20,676,104
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	20,676,104
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,676,104

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions)

PN

The information above is given as of the close of business on March 20, 2023, the filing date of this Schedule 13G.

Page 2 of 16 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons Arena Investors GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	20,676,104
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	20,676,104
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,676,104

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions)

OO

The information above is given as of the close of business on March 20, 2023, the filing date of this Schedule 13G.

Page 3 of 16 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons Arena Finance Markets, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	972,801
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	972,801
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 972,801

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions)

PN

The information above is given as of the close of business on March 20, 2023, the filing date of this Schedule 13G.

Page 4 of 16 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons Arena Finance Markets GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	972,801
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	972,801
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 972,801

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions)

OO

The information above is given as of the close of business on March 20, 2023, the filing date of this Schedule 13G.

Page 5 of 16 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons Arena Special Opportunities Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	3,930,573
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	3,930,573
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,930,573

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions)

PN

The information above is given as of the close of business on March 20, 2023, the filing date of this Schedule 13G.

Page 6 of 16 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons Arena Special Opportunities Fund (Onshore) GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	3,930,573
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	3,930,573
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,930,573

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions)

OO

The information above is given as of the close of business on March 20, 2023, the filing date of this Schedule 13G.

Page 7 of 16 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons Arena Special Opportunities Partners I, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	6,236,652
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	6,236,652
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,236,652

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions)

PN

The information above is given as of the close of business on March 20, 2023, the filing date of this Schedule 13G.

Page 8 of 16 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons Arena Special Opportunities Partners (Onshore) GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	6,236,652
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	6,236,652
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,236,652

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions)

OO

The information above is given as of the close of business on March 20, 2023, the filing date of this Schedule 13G.

Page 9 of 16 Pages

CUSIP No. 159610104

1.	Names of Reporting Persons Arena Structured Private Investments (Cayman), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	73,876
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	73,876
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,876

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.04%

12.	Type of Reporting Person (See Instructions)

OO

The information above is given as of the close of business on March 20, 2023, the filing date of this Schedule 13G.

Page 10 of 16 Pages

Item 1.

(a)	The name of the Issuer is Charge Enterprises, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 125 Park Avenue, 25th Floor, New York, NY 10017.

Item 2.

(a)	This Schedule 13G is filed by the following (the “Reporting Persons”):

(i)	Arena Investors, LP (the “Investment Manager”), who serves as investment manager to the Arena Funds (defined below);

(ii)	Arena Investors GP, LLC, who serves as the general partner of the Investment Manager (the “IM General Partner”);

(iii)	Arena Finance Markets, LP (“AFM”);

(iv)	Arena Finance Markets GP, LLC, who serves as the general partner of AFM (the “AFM General Partner”);

(v)	Arena Special Opportunities Fund, LP (“ASOF”);

(vi)	Arena Special Opportunities Fund (Onshore) GP, LLC, who serves as the general partner of ASOF (the “ASOF General Partner”);

(vii)	Arena Special Opportunities Partners I, LP (“ASOPI”);

(viii)	Arena Special Opportunities Partners (Onshore) GP, LLC, who serves as the general partner of ASOPI (the “ASOPI General Partner”); and

(ix)	Arena Structured Private Investments (Cayman), LLC (together with AFM, ASOF and ASOPI, the “Arena Funds”).

The Arena Funds are private investment vehicles. The Arena Funds and a separately managed account managed by the Investment Manager (the “SMA”) directly beneficially own the Common Stock (as defined below) reported in this Schedule 13G.

The Investment Manager may be deemed to beneficially own the Common Stock beneficially owned by the Arena Funds and the SMA.

The IM General Partner may be deemed to beneficially own the Common Stock beneficially owned by the Investment Manager.

Page 11 of 16 Pages

The AFM General Partner may be deemed to beneficially own the Common Stock beneficially owned by AFM.

The ASOF General Partner may be deemed to beneficially own the Common Stock beneficially owned by ASOF.

The ASOPI General Partner may be deemed to beneficially own the Common Stock beneficially owned by ASOPI.

Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 405 Lexington Avenue, 59th Floor, New York, New York 10174.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, $0.0001 par value per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 159610104.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________

Page 12 of 16 Pages

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on March 20, 2023, the filing date of this Schedule 13G, and includes 73,876 shares of Common Stock underlying derivative securities that can be exercised within 60 days. The percentage beneficial ownership of each Reporting Person is based on 206,894,136 shares of Common Stock outstanding as of March 1, 2023, as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 15, 2023.

As of the Event Date of December 31, 2022, the Reporting Persons collectively beneficially owned 21,136,789 shares of Common Stock (inclusive of 4,934,562 shares of Common Stock underlying derivative securities that were then able to be exercised within 60 days), representing 9.99% of all outstanding shares of Common Stock. The percentage beneficial ownership of each Reporting Person is based on 206,644,914 shares of Common Stock outstanding as of November 1, 2022, as reported by the Issuer in its Prospectus Supplement filed with the Securities and Exchange Commission on December 28, 2022.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2023

Arena Investors, LP

Arena Investors GP, LLC

Arena Finance Markets, LP

Arena Finance Markets GP, LLC

Arena Special Opportunities Fund LP

Arena Special Opportunities Fund (Onshore) GP, LLC

Arena Special Opportunities Partners I, LP

Arena Special Opportunities Partners (Onshore) GP, LLC

Arena Structured Private Investments (Cayman), LLC

By:	/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

Page 14 of 16 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 15 of 16 Pages